Exhibit 99.14

PRESS RELEASE

France: TotalEnergies Commissions its LNG Floating Terminal
in the Port of Le Havre

Paris, October 26, 2023 – TotalEnergies announces the commissioning of the Cape Ann, its floating storage and regasification unit (FSRU) for liquefied natural gas (LNG) located in the port of Le Havre. The terminal injected its first megawatt-hours (MWh) of gas into the grid operated by GRTgaz, using LNG from Norway.

TotalEnergies has contracted 50% of the terminal's annual capacity of around 5 billion cubic meters, to supply it with LNG from its global portfolio. The remaining capacity will be marketed according to rules approved by the regulator.

Cape Ann in Key Figures

-	Maximum regasification capacity: 5 billion cubic meters per year, or around 10% of French consumption

-	Storage capacity: 142,500 cubic meters

-	Vessel dimensions: 283 meters x 43.40 meters

-	Draught: 12.50 meters

-	Deadweight: 112,457 tons

-	Lightship: 31,676 tons

-	Date of first launch: June 2010

-	Owner: Höegh LNG

-	Flag: French

***

TotalEnergies, the world’s third largest LNG player and Europe’s leading regasification player TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).